GREENSPRING FUND
EIGHTH AMENDMENT TO THE FUND ACCOUNTING SERVICING AGREEMENT

    THIS EIGHTH AMENDMENT dated as of the last date in the signature block and effective July 1, 2022, to the Fund Accounting Servicing Agreement, dated as of June 28, 2005, as amended (the “Agreement”), is entered into by and between GREENSPRING FUND, a Maryland corporation (the “Fund”), and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company ("USBFS").

RECITALS

WHEREAS, the parties have entered into the Agreement; and

    WHEREAS, the parties desire to amend the length of the Agreement and the fees; and

WHEREAS, Section 15 of the Agreement allows for its amendment by a written instrument executed by all parties.

NOW, THEREFORE, the parties agree to the following:

1.Section 15. Term of Agreement; Amendment shall be superseded and replaced with the following:

15. Term of Agreement; Amendment; Early Termination. This Agreement will continue in effect through June 30, 2025. This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Subsequent to June 30, 2025, this Agreement continues until one party gives 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Fund, and authorized or approved by the Board of Directors.
In the absence of any material breach of this Agreement, should the Fund elect to terminate this Agreement prior to June 30, 2025 the Fund agrees to pay the following fees:
a) An early termination fee equal to three times the base fee calculated pursuant to the current fee schedule for the month preceding the date of termination. In no event shall the Fund's total obligation to pay early termination fees calculated according to all service line agreements (Custody, Distribution, Fund Accounting, Fund Administration
and Transfer Agency) exceed in its entirety $125,000;
b) All fees associated with converting services to a successor service provider;
c) All fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to a successor service provider;
d) All miscellaneous costs associated with a-c above

2.Amended Exhibit A, the fees of the Agreement, shall be superseded and replaced with Amended Exhibit A attached hereto.
Except to the extent amended hereby, the Agreement shall remain in full force and effect.

    IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

GREENSPRING FUND		U.S. BANCORP FUND SERVICES, LLC
By:	/s/ Elizabeth Agresta Swam	By:	/s/ Michael Barolsky
Name:	Elizabeth Agresta Swam	Name:	Michael Barolsky
Title:	CCO	Title:	Senior Vice President
Date:	5/11/22	Date:	5/12/22

Amended Exhibit A to the Fund Accounting Servicing Agreement
Greenspring Fund
Fund Accounting Services Fee Schedule effective July 1, 2022
Annual Fund Accounting Fee Based Upon Average Net Assets per Fund*
Basis points
Base fee on the first $[...] million
[...] on the next $[...] million
[...] on the balance

$[...] Base Annual Fee per domestic equity fund, domestic fixed income, balanced, international/global, and money market fund* $[...] Base Annual Fee per alternative strategy fund (bank loans, distressed debt, significant derivative exposure, MLPs, etc.)*
■$[...] additional fee for each additional class and/or for a Controlled Foreign Corporation (CFC), or sub-advisor

All schedules subject to change depending upon the use of unique security types requiring special pricing or accounting arrangements
Chief Compliance Officer Support Fee
■WAIVED
Data Services
■$[...] - Listed Instruments and rates which may include but are not limited to: Domestic Equities, Options, ADRs, Foreign Equities, Futures, Forwards, Currency Rates, Total Return Swaps
■$[...] - Lower Tier Cost Fixed Income Instruments which may include but are not limited to: Domestic Corporate Governments and Agency Bonds, Mortgage Backed Securities, High Yield Bonds, and Municipal Bonds
■$[...] - Higher Tier Cost Fixed Income Instruments which may include but are not limited to: CMO and Asset Backed Securities, Money Market Instruments, Foreign Corporates, Governments and Agency Bonds
■[...] - Bank Loans
■$[...] - Intraday money market funds pricing, up to [...] times per day
■$[...] per Month Manual Security Pricing (>25per day)

■Derivative Instruments are generally charged at the following rates:
●$[...] - Interest Rate Swaps, Foreign Currency Swaps
●$[...] - Swaptions
●$[...] - Credit Default Swaps

NOTE: Prices above are based on using U.S. Bank primary pricing service which may vary by security type and are subject to change. Use of alternative and/or additional sources may result in additional fees. Pricing vendors may designate certain securities as hard to value or as a non-standard security type, such as CLOs and CDOs, which may result in additional fees.
Corporate Actions and Factor Services
■$[...] per Foreign Equity Security per Month
■$[...] per Domestic Equity Security per Month
■$[...] per CMOs, Asset Backed, Mortgage Backed Security per Month
Miscellaneous Expenses
All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred:
Fair Value Services, SWIFT processing and customized reporting.
Additional Services
Additional services not included above shall be mutually agreed upon at the time of the service being added for other services and unique fund structures such as Master/ Feeder funds.

In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., compliance with new liquidity risk management and reporting requirements).

*Subject to annual CPI increase-All Urban Consumers - U.S. City Average" index, provided that the CPI adjustment will not decrease the base fees (even if the cumulative CPI rate at any point in time is negative).Fees are calculated pro rata and billed monthly. CPI IS WAIVED IF CONTRACT TERM IS FOR AT LEAST THREE YEARS. CPI WILL APPLY IF SERVICES ARE PROVIDED BEYOND THE CONTRACT TERM UNLESS A NEW CONTRACT IS IN PLACE OR BOTH PARTIES AGREE TO EXTEND THE TERM OF THIS CONTRACT THROUGH MUTUAL AGREEMENT.